SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4G

EARNINGS RELEASE

2ND QTR2017

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM

2017 SECOND QUARTER RESULTS

HIGHLIGHTS

Customer base transformation

•

+15.1% of postpaid users (vs. Jun/16): 26% of postpaid penetration over user base;

•

Approximately 40% of prepaid gross additions are in recurring offers;

•

ARPU up 12.6% YoY, sixth consecutive quarter of growth.

Strengthening the leadership in 4G coverage

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4G coverage expanded to 1,850 cities: reaching ~80% of urban population;

•

Capacity and indoor coverage expansion with the 700Mhz usage: 10 capitals already have this frequency.

Data Revenues accelerated and now represents 60% of Mobile Service Revenues (MSR)

•

4G users grew twice against Jun/16 and totaled 22.4 million subs reaching 37% of total base;

•

VAS ARPU reached R$ 11.6, accelerating growth to +51.5% YoY.

Revenues and EBITDA accelerated presenting a solid performance

•

Mobile Service Net Revenues sped up the growth to +5.0% YoY;

•

Costs and expenses remained under control, down 2.5% YoY;

•

Normalized EBITDA2 presented a solid performance in the quarter (+15.5%YoY), after service revenues solid performance and opex under control;

•

For the 15th consecutive quarter normalized3 EBITDA Margin expanded, reaching 35.3% up 375 bps versus 2Q16;

•

Net Income reached R$219 million (vs. R$74 million 2Q16).

Conference Call in English:	Conference Call in Portuguese:
July 26th, 2017 at: 09:00 AM Brasília time 08:00 US EDT Tel.: +1 888 700-0802 (US) +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 786 924-6977 (other countries) Code: TIM	July 26th, 2017 at: 11:30 AM Brasilia time 10:30 AM EDT Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues totaled R$ 3,942 million in the 2Q17 with 3.2% growth versus 2Q16, same trend of 6M17 (+2.9% YoY). This result was mainly driven by Mobile Service Net Revenues that rose 5.0% YoY, impacted positively by “business generated” (Outgoing + VAS) that grew 7.5% YoY. Innovative Revenues rose 46.1% YoY more than offsetting the fast reduction of voice services, slow macroeconomic recovery and negative impact of MTR.

Net Revenues Breakdown and Other Highlights:

 Service Revenues accelerated the trajectory of the last quarter and grew 5.0% YoY in the 2Q17 (versus +3.5% YoY in 1Q17), this improvement was also observed in Mobile Service Revenues (MSR) that rose 5.0% YoY in 2Q17 against +3.7% YoY in 1Q17.

Usage and Monthly fee revenues fell 25.2% YoY, following the same trend of the last quarters. This line is impacted by the continuous migration of voice to data and should keep this trajectory as TIM introduce more content services into bundle offers (voice+data). Minutes of Use totalized 107 minutes (MOU) in 2Q17 down by 9.7% YoY, this dynamic was already expected in face of the change in users’ consumption profile who are looking for much more data services, as described below.

Value Added Services (VAS) performance continued its growth trajectory in this quarter (+40.9% YoY) and now represent 59.9% of MSR. Innovative Revenues (connectivity services + content & other VAS) rose 46.1% YoY.  VAS Revenues should increase even more its relevance in the next quarters as bundle offers (voice+data) speed up their penetration over user base and content becomes more embedded in these offers.

BOU (bytes of use) grew 62.5% YoY following data allowances expansion and TIM efforts to switch customers to 4G and increase the smartphone penetration in order to drive Innovative Revenues growth.

Long Distance revenues were down 27.1% YoY in 2Q17, mainly due to the migration of voice services to data, same dynamic of monthly fee revenues.

In 2Q17, Interconnection revenues fell 27.7% YoY. The growth of incoming traffic was not enough to offset the impacts of Mobile Termination Rate (VU-M) tariff reduction which along with the SMS usage decrease continue to drive the mechanics of this revenues.

Thus, MTR incidence on Service Net Revenues step down into its lowest level 3.7%. Excluding the MTR cuts impacts, the Mobile Service Net Revenues would have grown 8.0% to R$3.657 million, instead of +5.0%.

In 2Q17, Other Mobile Revenues rose 18.8% YoY, mainly due to network sharing revenues growth.

ARPU (Monthly Average Revenue Per User) closed the quarter at R$19.4, rising 12.6% YoY, reaching its higher level since 4Q13. ARPU from VAS grew significantly, 51.5% YoY, confirming theses services as drivers for revenues improvement. Company efforts to increase the new offers portfolio penetration, which is responsible to bring higher value customers in all segments, were essential for ARPU performance.

Fixed Service Net Revenues rose 6.6% YoY, recovering against 1Q17 (-1.2% YoY). This result is driven by TIM Live revenues growth and Corporate services performance recovery.

Product Net Revenues were down 23.1% YoY in this quarter, mainly affected by a reduction in handsets sales for prepaid users. Despite this, in April, smartphone penetration reached 77.1% (vs. 70.3% in 2Q16).

OPERATING COSTS AND EXPENSES

Total normalized costs and expenses remain under strict control, down 2.5% from 2Q16, even amid strong growth in postpaid base and robust network acceleration. In the first half of the year, the drop was 1.3% YoY.

Normalized Expenses and Costs performance breakdown:

“Normalized” Personnel grew 7.8% YoY, mainly influenced by (i) inflation in the period (INPC of the last 12 months as of Aug/16 at 9.62%), (ii) lower provision for employees’ annual bonuses in 2Q16 and (iii) contingencies with labor law suits. In the first half, personnel line dropped by 6.5% compared to 6M16, with the main reason being the change in the employee base.

Commercial was up by 1.9% vs. 2Q16. This performance can be explained by (i) increasing expenses with commissioning due to strong post-paid additions and Mobile Number Portability (MNP) numbers and (ii) advertising expenses that, although relevant due to the launch of TIM Black (+3.1% QoQ), in comparison to 2Q16, were lower due to the rebranding process occurred last year. In 6M17, the slight expansion of 1.3% YoY is the result of higher commission costs that were partially offset by the reduction in FISTEL expenses.

Network and Interconnection (ITX) costs fell 4.3% YoY, due to lower interconnection tariffs (VU-M) and lower structural prices for leased lines (Anatel’s Resolution 639). On the other hand, costs continue to be pressured by the combination of (i) network expansion (+61% YoY in 4G sites and +16.7% YoY in 3G sites) influencing land rental, energy consumption and maintenance, (ii) infrastructure sharing (which generates costs and revenues) and (iii) content providers. In the quarter, this line also had two non-recurring effects that offset each other and are related to a leased lines dispute in which TIM had a positive decision and fixed interconnection (TU-RL) disputes regarding 2015 where negative decisions were taken. In 6M17, Network & ITX increased slightly (+1.2% YoY) due to growth in network, sharing and spending with content providers.

In the quarter, General and Administrative Expenses (G&A) fell by 2.8% YoY, benefiting from the Efficiency Plan with reductions in several lines, including expenses with third-party services. The same elements drove the dynamics in the half, leading G&A to fall 1.1% YoY.

COGS decreased 14.8% compared to 2Q16, amid a 15.3% reduction in the volume of equipment sold driven by a reduction in sales to prepaid users. With costs falling less than revenues, there was a worsening in product margin (equipment revenue - COGS), which came negative in R$40 million. This result is explained by an auction of obsolete devices (lower selling price, but equal cost) and by the introduction of new bundled offers that include handsets for lock-in contracts (e.g. TIM Black). In 6M17, the decrease in COGS was 17.6%.

Provisions for Doubtful Accounts (Bad Debt) increased 19.9% YoY, amid a continued postpaid growth (+15.1% YoY) and also influenced by a onetime impact of corporate customers. Despite this performance, Bad Debt as a percentage of Gross Revenue remained at healthy level (1.5%). In these first six months, Bad Debt increased by 5.2% and stood at 1.3% of Gross Revenue, denoting that default levels remain under control.

Normalized Other Operating Expenses decreased by 26.8% YoY in 2Q17, reversing 1Q17 performance and closing the semester with a slight increase of 3.5% YoY. Due to the conclusion of the tower sale process, this line was normalized by +R$1.8 million in 2Q17.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$43.1 per gross addition in the second quarter, an increase of 33.7% YoY, due to higher commissioning expenses (higher postpaid mix over gross additions) and increase in lock-in offers (discounted devices offers and obsolete device auction).

2.2

Months of payback

Despite the increase in SAC, SAC/ARPU ratio (which indicates the payback per client) remained at a healthy level of 2.2 months.

FROM EBITDA TO NET INCOME

EBITDA

Normalized EBITDA (excluding temporary costs in 2Q16 and 2Q17) accelerated the positive trend started last year and grew 15.5% YoY, in this quarter. Such performance can be explained by (i) the consistent improvement in our service revenues, (ii) a better first margin contribution as data revenues overtake voice (60% of MSR) and (iii) the strong efforts on the cost side, which help us to maintain our OPEX under control. In 6M17, normalized EBITDA grew 12.1% YoY.

The combination of the aforementioned elements is not only driving our EBITDA expansion, but is also improving the normalized EBITDA margin, that reached 35.3% in 2Q17 – a solid increase of 375 bps when compared to the same period last year. In 6M17, EBITDA margin stood at 33.6% up by 278 bps YoY.

It is also important to highlight that MTR incidence on Normalized EBITDA fell once more, reaching approximately 1%, and bringing the Company closer to a scenario where it will reach a balance between revenues and costs coming from mobile interconnection.

Depreciation & Amortization (D&A) / EBIT

In 2Q17, D&A was up 4.2% YoY. Depreciation grew 1.9% YoY in the quarter, reducing its growth pace as a result of CAPEX deceleration process in the last two years. Amortization however went up 7.2% YoY due to higher investments on software. Normalized EBIT posted a substantial increase of 57.9% YoY in 2Q17 as a consequence of lower D&A and consistent EBITDA improvements. Reported EBIT was up 37.0% YoY in the quarter and 33.9% in the semester.

NET FINANCIAL RESULT

Net Financial Result came negative in R$127 million in 2Q17, a 22.8% reduction when compared to the same period last year. Such performance is a consequence of lower hedging interest rates due to the reduction of foreign currency denominated debt. However, in 6M17, net financial result stood almost stable in the yearly comparison (-1.3% YoY).

INCOME AND SOCIAL CONTRIBUTION TAXES

This quarter, Income and Social Contribution Taxes Totaled R$51 million, almost stable (+0.9% YoY). In 6M17, this line was up 37.3% YoY chiefly impacted by the tower sales in 2Q16. Effective Tax rate ended 2Q17 at 18.9%.

NET INCOME

Net Income expended 194.1% YoY, reaching R$219 million in 2Q17. EPS (Earnings per Share) reached R$0.09 in 2Q17 versus R$0.03 in the same period last year. In 6M17, reported net income totaled R$351 million (+73.5% YoY).

CAPEX

In 2Q17, Capex totaled R$809 million, a reduction of 17.0% when compared to 2Q16 following the descending trajectory in the investments cycle which peaked in 2015. In the quarter, approximately 90% of the total Capex was dedicated to infrastructure, mainly related to 3G and 4G technologies, confirming the trends from TIM’s Industrial Plan. Until June, capex totaled R$1,478 million, down 12.3% YoY.

DEBT AND CASH

Gross Debt reached R$7,827 million by the end of 2Q17, including (i) leasing recognition in a total value of R$1,636 million related to towers leaseback, LT Amazonas project, and other financial leasing; and (ii) hedge position in an amount of R$78 million (reducing gross debt). When compared to 2Q16, gross debt posted a slight increase of 0.8%.

Company's debt is concentrated in long-term contracts (79% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), as well as borrowings from other top international financial institutions. Approximately only 9% of total debt was denominated in foreign currency (USD). Average debt cost excluding leasing effects was 10.89% vs. 12.48% in 2Q16.

Cash and Securities position totaled R$3,428 million by the end 2Q17, a decrease vs. R$4,061 million on March/2017.

Main movements that affected cash and securities in the quarter are demonstrated as follow:

Average cash yield excluding securities (FX fund) fell to 11.08% in 2Q17 when compared to 14.24% in 2Q16 following the reduction of Selic interest rate.

Net Debt/EBITDA ratio reached 0.8x at 2Q17 when compared to 0.73x in 2Q16, mainly explained by the 700MHz clean-up payment occurred in 1Q17. Net debt totaled went up to R$4,400 million by the end of 2Q17 when compared to R$3,957 million same period of last year.

FREE CASH FLOW

In 6M17, Operating Free Cash Flow (OFCF) had a significant improvement of nearly R$1 billion when compared to same period last year excluding the 700MHz clean-up costs, due to the positive combination of higher EBITDA and lower CAPEX, coupled with a better working capital position in R$ 443 million – due to lower suppliers’ obligations. In the 2Q17 the OFCF came positive at R$365 million in 2Q17, decrease of 6.1% YoY.

TOWERS SALE IMPACTS

In 2Q17, TIM concluded the sixth and last closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC). By the end of the last closing, 5,873 towers were sold for a purchase price of R$2.65 billion as described below:

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received approximately R$1.9 billion.

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Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received approximately R$517 million.

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Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received approximately R$84 million.

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Fourth closing: On June 9, 2016 TIM transferred 270 towers to ATC and received approximately R$109 million.

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Fifth closing: On December 20, 2016 TIM transferred 66 towers to ATC and received approximately R$24 million.

•

Sixth closing: On June 30, 2017 TIM transferred 54 towers to ATC and received approximately R$20 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20-year period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details concerning the most recent and all closings:

 QUALITY AND NETWORK

QUALITY DEVELOPMENTS

This quarter, we will return to present Anatel quality KPIs in the form of national results (average), replacing the percentages of cities in the target disclosed in recent quarters. In the last 12 months (considering the official data released by Anatel until April 2017 and according to internal estimates for May 2017), TIM maintained solid performance, with all quality metrics above the Agency's target.

Instant Speed and Average Speed: Regarding Anatel metrics for instantaneous speed (SMP10) and average speed (SMP11), TIM maintained both indicators above the Agency target, ensuring a positive customer experience when using data in a scenario of strong data traffic growth (+72% YoY in 2Q17). These results also indicate strong resilience on the part of our network. Official data measured by Anatel goes until May/17.

In addition to Anatel's official KPIs, the Speed Test numbers (as measured by Ookla1) illustrate the ongoing improvements in the Company's network quality indicators, especially in relation to data usage. The recent intense cycle of Capex, which peaked in 2015 and began to decline gradually from 2016 onwards, coupled with continuous network and quality efforts have ensured significant results in the past and continue to contribute to the evolution of throughput indicators (downlink and uplink) and latency, especially for 4G indicators when compared to 2G+3G.

NETWORK EVOLUTION

In 2Q17, TIM continued with its commitment to coverage, capacity and availability and was able to enhance all quality metrics and provide a better customer experience on 4G and 3G technologies, as well as maintain its leadership in the cities covered by 4G. Quality associated with coverage is key to attract and maintain the customer base of value, while the company evolves mainly in the postpaid segment.

The commitment to the development of the infrastructure is demonstrated by the allocation of CAPEX, approximately 90% dedicated to infrastructure in 2Q17, in order to support the growing data traffic, which increased by 72% compared to 2Q16. Sites densification, expansion of hetnet coverage, frequency refarming and carrier aggregation of two or three frequencies, depending on region, were the major network projects that supported this growth with high quality. The expansion of infrastructure on several fronts enables TIM to explore new technologies, such as VoLTE and ViLTE (voice and video usage over LTE) which are being launched in the Company's portfolio in July.

The hetnet project reached 3.9 thousand new hotspots in the entire country, an increase of 16% when compared to 2Q16.

In 4G, TIM maintained its leadership in the cities covered by the technology, reaching 1,850 cities, or 80% of the urban population of the country, an increase of more than 200% in the number of cities covered, compared to 2Q16. Through spectrum refarming, the Company was able to achieve this significant result in the implementation of the 4G, in addition to releasing an additional 5MHz slot to improve its 4G capacity. The project uses the 1.800MHz band and reorganizes the frequency usage according to the spectrum availability in addition to a coverage optimization, using less Capex with better results.

Additionally, TIM continues to develop its LTE 4G network using the 700MHz frequency, operating in 62 cities of which 10 are capitals — Brasília (DF), Campo Grande (MS), Teresina (PI), Recife (PE), Fortaleza (CE), Maceió (AL), Natal (RN), Macapá (AP), Boa Vista (RR) and Rio Branco (AC). Thus, the Company is the first to release the 4G at 700 MHz in all major cities where the TV analog signal has been switched off. Activation of the 4G in the 700 MHz range allows for greater signal reach and increased speed, which provides an improvement to the customer experience. Being a lower frequency, the coverage range can be four times greater compared to the 2600 MHz band, as well as providing greater penetration in indoor environments.

The 3G technology also continues to evolve, TIM expanded its coverage to 2,916 cities, or 90% of the country's urban population, by the end of the second quarter of the year, an increase of 49% in terms of covered cities, compared to same period of the previous year. GSM coverage remained at 95% of the urban population.

 OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

MARKET PERFORMANCE

2Q17 market performance was still impacted by the pace of reduction of SIM card observed in previous quarters, still under the influence of clean-up actions and the multiple chip consolidation process.

TIM’s PERFORMANCE

By the end of June/17 TIM had 60.8 million active lines, preserving the disconnection trend seen last quarter. The Company posted negative net adds of 1.0 million lines this quarter. Despite achieving positive net adds of 508.9 thousand lines in the postpaid segment, clean-up actions in prepaid were higher once more, resulting in a negative performance over all.

Gross adds amounted 6.9 million lines, a 2.9% reduction in the yearly comparison. The mix of postpaid in the 2Q17 gross adds was 11.6%, a slightly increase when compared with 10.7% of the 2Q16. Disconnections were down by 23.5% YoY mainly due to a better performance in prepaid, which represented 94% of the total in the quarter. 2Q17 churn rate was 4.3% versus 15.6% in 2Q16.

The 2Q17 postpaid mobile number portability (MNP) continued to have positive results. Such result was observed in all postpaid segments and against all peers.

In 2Q17, TIM postpaid client base increased 15.1% YoY, reaching a total of 15.8 million users. Net adds remained at a solid pace totaling 508.9 thousand lines in the quarter versus 211.5 thousand in 2Q16. The migration of prepaid clients to postpaid, lower churn rates and favorable mobile number portability are main pillars to the increase in our postpaid base.

At the prepaid, disconnections remained strong reaching 1.5 million in the quarter, although smaller when compared to the previous quarter. The main reasons for this result were the migration of prepaid users to Controle plans, together with the strict disconnection polity to keep a clean base.

Detailing the customer base by technology:

•

3G reached 24.3 million users in 2Q17, down by 28.4% YoY, corresponding to 9.7 million lines, as subscribers continue to migrate to modern 4G enabled devices.

•

4G amounted to 22.4 million users. When compared to 1Q17, 4G base grew 13.7%, or 2.7 million lines, while expanded 100.4% or 11.2 million lines when compared to the same quarter last year. Such performance confirms Company’s efforts to promote the migration of 3G users to 4G in order to deliver a better customer experience following the investments to increase coverage and quality of LTE network.

Smartphone total penetration achieved more than 77%, considering April, 2017 clients base. A relevant increase of 683 bps if compared with June, 2016 resulted by the Companies strategy to equip its clients in order to stimulate data services penetration, especially with 4G technology.

FIXED BROADBAND MARKET

In 2Q17, Tim Live results remained solid and consistent when the principal metrics are analyzed: revenues, clients, coverage and quality.

The quarter ended with revenue growing over 30% YoY with the main drivers: (i) clients base expanded 30% YoY and reached 348 thousand users in June, 2017 and (ii) ARPU increased 11% YoY, driven by plans with more value being hired (+11% YoY in plans above 50 Mpbs).

This growth was accomplished in an efficient way combining increase in coverage (addressable households) by 42% against same period of 2016 and a higher occupation rate (647 bps) of installed MSANs.

Once again TIM Live quality service was recognized in a stand out way by remaining in first place at Netflix ranking of brazilian providers. This is the 22nd leadership in 25 periods analyzed by the streaming Company.

The initiative of fixed broadband using WTTx technology (TIM Casa Internet) continues to evolve in soft launch and reached the second city, Campo Grande – capital of the Mato Grosso do Sul State. The service is provided through mobile network using the 700 MHz spectrum, that guarantees a good experience for the users supporting an excellent quality evaluation (above 9 in a scale from 0 to 10). Since the beginning of the tests the profile of clients that joined the solution is from users that didn’t have access of residential internet (80%).

 ENVIRONMENTAL, SOCIAL AND GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY - ENERGY CONSUMPTION

In line with the principles of its Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges.

Description	6M17	6M16	% YoY
Electricity, in MWh	344,401[1]	208,074	65.5
Fuels, in litros	514,449[1]	664,986	-22.6

                     (1) Data subject to change - after external verification closing

Despite the already expected increase in energy consumption, due to the expansion of the network infrastructure, TIM invests in energy efficiency actions. Some examples of those actions are:

•

Swap Project (replacement of old access equipment for more modern and efficient models);

•

RAN Sharing Agreements (network infrastructure sharing model with other telecom operators);

•

FreeCooling (container ventilation system of Equipment through the installation of refrigeration equipment on sites, which reduces the use of energy and refrigerant gases in air conditioning equipment).

(Indicators EN3 and EN6, GRI2 G4)

Currently, the search for space optimization in the implantation of antennas and telecommunications equipment associated with the growth of the urban population density has provided a scenario agglomerations of antennas on top of buildings, facades and metallic structures. In this context, Biosite emerged, a structure with a significant reduction in visual impact and contributing to harmonization with the environment and urban infrastructure. Its multifunctionality can add beyond the transmission of telecommunications, lighting and security through surveillance cameras. At the end of June 2017, the project reached a total of 433 active Biosites.

GOVERNANCE

TIM adheres to good Corporate Governance practices and adopts transparency, accountability, equity and corporate social responsibility. See below the highlights for 2Q17 regarding the activities carried out by the Board of Directors of the Company and its Advisory Committees:

Board of Directors Activities

o

Members: 10 members (3 independents);

o

Meetings: 4 meetings, average attendance of 100%;

o

Most relevant activities:

▪

Analysis and approval of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Knowledge of the updating of the Project to sell towers of the Company's subsidiaries;

▪

Resolve on corporate reorganization study;

▪

Resolve on the proposal of new rules of Corporate Governance;

▪

Resolve on the voting statement on the changes of the Novo Mercado Regulation;

▪

Resolve on contracts with Related Parties;

▪

Resolve on the election of the President and Secretary of the Board of Directors;

▪

Resolve on the composition of the Statutory Audit Committee;

▪

Resolve on the composition of the Control and Risk Committee;

▪

Resolve on the composition of the Compensation Committee.

Fiscal Council Activities

o

Members: 3 members (3 independents);

o

Meetings: 2 meetings; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes S.S. for the year ended March 31, 2017;

▪

Analysis of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Resolve on the election of the Chairman of the Fiscal Council.

Statutory Audit Committee Activities

o

Members: 3 members (3 independents);

o

Meetings: 6 meetings; average attendance of 94%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes S.S. for the period ended on March 31, 2017;

▪

Analysis of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Analysis of the Company's Risk Management Process and Risk Appetite;

▪

Knowledge about the operational procedures of Cyber Security;

▪

Analysis of the proposal of new rules of Corporate Governance;

▪

Analysis of the proposed amendment to the Conflict of Interest Policy;

▪

Opinion on the voting statement on the changes of the Novo Mercado Regulation;

▪

Analysis of the 2016 Sustainability Report;

▪

Opinion on contracts with related parties

▪

Resolve on the election of the Coordinator of the Statutory Audit Committee.

Compensation Committee Activities

o

Members: 3 members;

o

Meetings: 2 meetings; average attendance 100%;

o

Most relevant activities:

▪

Analysis of the Management by Objectives program ("MBO") 2017;

▪

Analysis of the proposal of criteria for distribution of the global remuneration of managers;

▪

Resolve on the election of the Chairman of the Compensation Committee.

Control and Risk Committee Activities

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings; average attendance of 87%;

o

Most relevant activities:

▪

Supervision and evaluation of Internal Audit and Compliance work;

▪

Knowledge about the operational procedures of Cyber Security;

▪

Analysis of the Enterprise Risk Management Process and the Company's Risk Appetite

▪

Analysis of the proposal of new rules of Corporate Governance;

▪

Analysis of the proposed amendment to the Conflict of Interest Policy;

▪

Analysis of the 2016 Sustainability Report;

▪

Resolve on the election of the Chairman of the Control and Risk Committee.

 STOCK PERFORMANCE

The Company's shares, TIMP3, closed 2Q17 at R$9.79, an increase of 43.1% compared to 2Q16. In the same period, the Ibovespa (main Brazilian index of B3 stock exchange) appreciated 22.1%. The Company's ADRs, TSU, closed 2Q17 at US$14.80, an increase of 40.3% compared to 2Q16. In 2017, the Company's shares and ADRs increased 25.0% and 25.4%, respectively, while the Ibovespa increased 4.4%.

 SUBSEQUENT EVENTS

Reorganization of the Corporate Structure of the Company's Controlled Companies

TIM announces the Board of Directors deliberation on the adoption of the necessary procedures to implement the corporate reorganization project of its controlled companies, through the incorporation of TIM Celular S.A. by Intelig Telecomunicações Ltda..

The Reorganization aims to capture operational and financial synergies through the implementation of a more efficient process structure, as well as of accounting systems and internal controls.

The decision regarding the effective Reorganization is subject to the approval of the National Telecommunications Agency - ANATEL and the consent of National Bank for Economic and Social Development - BNDES, in addition to the approval of the competent corporate bodies of the companies involved.

More information regarding the Reorganization can be found in the Material Fact published by the Company on July 25, 2017.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2016 (2Q16) and first quarter of 2017 (1Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

RIPTION	2Q17	2Q16	% YoY	1Q17	% QoQ
R$ million					
ASSETS	**32,089**	**32,409**	**-1.0%**	**33,370**	**-3.8%**
CURRENT ASSETS	**7,861**	**8,970**	**-12.4%**	**9,059**	**-13.2%**
Cash and cash equivalents	3,423	3,318	3.1%	4,056	-15.6%
Short-term investments	5	491	-99.0%	5	5.9%
Accounts receivable	2,655	2,744	-3.2%	2,914	-8.9%
Inventories	162	173	-6.2%	171	-5.5%
Indirect recoverable Taxes	528	846	-37.6%	662	-20.2%
Direct recoverable Taxes	185	330	-43.9%	148	25.1%
Prepaid expenses	564	643	-12.3%	716	-21.2%
Derivative contracts	62	63	-0.9%	80	-22.1%
Leasing	3	2	22.4%	3	-10.0%
Other assets	273	358	-23.6%	304	-10.1%
NONCURRENT	**24,228**	**23,440**	**3.4%**	**24,311**	**-0.3%**
Noncurrent assets	**2,847**	**2,779**	**2.5%**	**2,837**	**0.4%**
Long-term investments	-	-	0.0%	-	0.0%
Accounts receivable	25	28	-12.3%	23	8.8%
Indirect recoverable Taxes	938	791	18.6%	869	8.0%
Direct recoverable Taxes	205	183	11.8%	202	1.5%
Deferred income and social contribution taxes	30	132	-76.9%	23	34.5%
Judicial deposits	1,339	1,213	10.3%	1,335	0.3%
Prepaid expenses	47	63	-25.7%	53	-10.8%
Derivative contracts	47	156	-70.0%	118	-60.5%
Leasing	204	200	1.8%	203	0.4%
Other assets	13	12	3.4%	13	0.3%
Permanent Assets	**21,381**	**20,661**	**3.5%**	**21,474**	**-0.4%**
Property, plant and equipment	10,354	10,362	-0.1%	10,428	-0.7%
Intangibles	11,027	10,299	7.1%	11,046	-0.2%
LIABILITIES	**32,089**	**32,409**	**-1.0%**	**33,370**	**-3.8%**
CURRENT LIABILITIES	**5,898**	**5,904**	**-0.1%**	**6,524**	**-9.6%**
Loans and financing	1,563	894	74.9%	1,388	12.6%
Derivative contracts	9	68	-86.0%	31	-69.1%
Leasing	118	74	58.9%	108	9.3%
Suppliers	2,653	2,499	6.2%	3,172	-16.4%
Salaries and related charges	220	210	4.4%	246	-10.8%
Indirect taxes, charges and contributions	341	486	-30.0%	462	-26.3%
Direct taxes, charges and contributions	159	265	-39.9%	134	18.6%
Dividends payable	62	65	-4.5%	206	-70.1%
Authorizations payable	204	481	-57.6%	179	14.1%
Deferred Revenues	561	855	-34.4%	586	-4.2%
Other liabilities	8	7	17.7%	12	-34.5%
NON CURRENT LIABILITIES	**8,646**	**9,731**	**-11.1%**	**9,522**	**-9.2%**
Loans and financing	4,614	5,333	-13.5%	5,402	-14.6%
Derivative contracts	22	62	-65.4%	47	-54.3%
Leasing	1,724	1,673	3.1%	1,707	1.0%
Authorizations to pay	272	745	-63.5%	378	-27.9%
Indirect taxes, charges and contributions	2	0	2213.3%	0	1497.2%
Direct taxes, charges and contributions	265	251	5.9%	262	1.3%
Deferred income and social contribution taxes	127	115	10.2%	105	21.2%
Provision for contingencies	541	404	33.8%	532	1.7%
Pension plan	2	1	24.4%	2	0.0%
Asset retirement obligations	18	22	-17.4%	18	-0.4%
Deferred Revenues	1,028	1,094	-6.0%	1,038	-1.0%
Other liabilities	31	31	-0.1%	31	0.0%
SHAREHOLDERS' EQUITY	**17,545**	**16,774**	**4.6%**	**17,324**	**1.3%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,568	1,443	8.6%	1,566	0.1%
Income reserves	5,763	5,266	9.4%	5,763	0.0%
Accumulated losses	-	-	n.a.	-	n.a.
Treasury Stocks	(3)	(3)	-19.5%	(3)	-11.7%
Net Income for the period	351	202	73.5%	132	165.7%

 Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

Attachment 3

TIM PARTICIPAÇÕES S.A.

Operating Free Cash Flow

 Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 Generated from TIM's analysis over Ookla Speedtest results.

2 GRI: Global Reporting Initiative, standard of international reporting through performance indicators, on which TIM relies on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.